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Exhibit 99.1

EXPLANATION OF THE ANTICIPATED CHANGE

        As previously disclosed by the Company in Item 2.02 of its Current Report on Form 8-K filed on April 28, 2005 and amended on May 2, 2005, the Quarterly Report will reflect that, as a result of the Merger, consolidated sales volume and net sales increased in the 2005 first quarter compared to the 2004 first quarter. For the 13-week period ended March 27, 2005, the merged company reported net sales of $1.1 billion (which includes the results of the Molson businesses since the Merger), compared to net sales of $0.9 billion for the 13 weeks ended March 28, 2004 (which includes only the results of Adolph Coors Company). The Company reported a net loss of $46.5 million, or $0.74 per share, for the 2005 first quarter (which includes the results of the Molson businesses since the Merger), compared to net income of $4.8 million, or $0.13 per share, for the 2004 first quarter (which includes only the results of Adolph Coors Company).

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EXPLANATION OF THE ANTICIPATED CHANGE